Advanced Technologies Group, Ltd.
               331 Newman Springs Rd, Bld. 1, 4th Floor/Suite 143
                              Red Bank, N.J. 07701
                       Ph.: 732.784.2801 Fax: 732.784.2850


September 4, 2008

James Peklenik
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Advanced Technologies Group, Ltd.
    Form 10-KSB for the Year Ended January 31, 2008
    File No. 000-30987

Dear Mr. Peklenik:

We have reviewed your comments expressed in a letter from you to Advanced Technologies Group, Ltd., dated July 22, 2008.

As per our conversation today, please be advised that we wish to comply fully with your comments as well as to acknowledge the following:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Sincerely,


/s/ Alex Stelmak
-----------------------------
Alex Stelmak
CEO

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  FORM 10-KSB/A
                   ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended January 31, 2008


                        Advanced Technologies Group, LTD
             (Exact name of registrant as specified in its charter)

    Nevada                         0-30987                       80-0987213
  (State of                      (Commission                 (I.R.S. Employer
Incorporation)                   File Number)             Identification Number)

921 Bergen Avenue, Suite 405, Jersey City, NJ                      07306
  (Address of principal executive offices)                       (Zip Code)

   32 Broadway, 3rd. Floor, New York, NY                           10004
           (Former Address)                                      (Zip Code)

                                  201-680-7142
                         (Registrant's Telephone Number)

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock $.0001 par value
                                (Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Sec. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [X] No

The registrant's gross revenues for its most recent fiscal year were $919,000.

Number of shares outstanding of each of the registrant's classes of common equity as of January 31, 2008 is 18,268,104. The Company's Common Stock has been approved for trading on the OTC Bulletin Board system under the trading symbol "AVGG". There is very limited trading and limited liquidity of these securities at the date of this Report.

                                EXPLANATORY NOTE

Advanced Technologies Group, Ltd. on September 4, 2008 is filing this Amendment No. 1 to its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission solely to insert text under the heading "Management's Report on Internal Control Over Financial Reporting on page 17 in Part II, Item 6. The remaining text of the Annual Report remains unchanged.

                                  FORM 10-KSB/A
                                JANUARY 31, 2008
                        ADVANCED TECHNOLOGIES GROUP, LTD.

                                TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS                                                  1

PART I

     ITEM 1.  Description of Business                                       1
     ITEM 2.  Description of Property                                      10
     ITEM 3.  Legal Proceedings                                            11

PART II

     ITEM 4.  Market for Registrant's Common Equity and Related            11
              Stockholder Matters
     ITEM 5.  Management's Discussion and Analysis of Financial
              Condition and Results of Operations                          11
     ITEM 6.  Management's Report on Internal Control Over
              Financial Reporting                                          14
     ITEM 7.  Financial Statements                                         15
     ITEM 8.  Changes in and Disagreements with Accountants                15

PART III

     ITEM 9.  Directors, Executive Officers, Promoters and
              Control Persons                                              15
     ITEM 10. Executive Compensation                                       20
     ITEM 11. Security Ownership of Certain Beneficial Owners
              and Management                                               20
     ITEM 12. Certain Relationships and Related Transactions               20
     ITEM 13. Exhibits                                                     21

Signatures                                                                 22

                           FORWARD LOOKING STATEMENTS

Some of the information contained in this Report may constitute forward-looking statements or statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and projections about future events. The words "estimate", "plan", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements which involve, and are subject to, known and unknown risks, uncertainties and other factors which could cause the Company's actual results, financial or operating performance, or achievements to differ from future results, financial or operating performance, or achievements expressed or implied by such forward-looking statements. Projections and assumptions contained and expressed herein were reasonably based on information available to the Company at the time so furnished and as of the date of this filing. All such projections and assumptions are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and no assurance can be given that the projections will be realized. Potential investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 1. DESCRIPTION OF BUSINESS

(A) CORPORATE HISTORY

Advanced Technologies Group, Ltd. (the Company) was incorporated in the State of Nevada in February 2000. In January 2001, the Company purchased 100% of the issued and outstanding shares of FX3000, Inc. (formerly Oxford Global Network, Ltd.), a Delaware corporation, the designer of the FX3000 currency trading software platform. The FX3000 software program is a financial real time quote and money management platform for use by independent foreign currency traders. In March 2002, the Company transferred its FX3000 software program to FX Direct Dealer, LLC a joint venture company that markets the FX3000 software program. The Company received a 25% interest in the joint venture in return for the transfer. The remaining 75% of the joint venture is owned by Tradition, N.A., a subsidiary of Compagnie Financiere Tradition, a major Swiss-based financial company. The un-depreciated cost of the FX 3000 software at the date of the transfer was $1,670,485. On December 29, 2006 Tradition NA sold 80% of its 75% membership interest in joint venture to the Chairman of the Boars of Directors of Tradition NA, who is now the primary beneficiary. Tradition NA retains 15% membership interest.

Since March of 2002 the Company ceased all its efforts to directly market the FX3000 software and redirected its efforts to the acquisition, development and commercialization of other types of technology intended primarily for the e-commerce marketplace.

During October 2001, the Company acquired 100% of the issued and outstanding common stock of Luxury Lounge Inc. ("Luxury") in exchange for 7,918,565 shares of its common stock. Luxury, at the time of acquisition, operated an on-line interactive web site specializing in marketing of jewelry, watches and other luxury items at a discount to the retail and wholesale consumer. In addition, Luxury was also in the process of developing several ancillary technologies designed to provide on-line marketers with analytical information relating to the effectiveness of their on-line marketing techniques as well as allowing them to offer additional services to their customers. The Company believes that these technologies, (known as PromotionStat and Promote4Free) when properly developed, will have the potential for generating significant revenues and profits for the Company. The PromotionStat program will allow on-line retailers and advertisers to verify customers and categorize the patrons of on-line retail stores. Due to economic conditions, the Company terminated Luxury's on-line marketing operations and devoted all of its efforts and resources to complete the development and initiate the commercialization of the PromotionStat and Promote4Free technologies.

The Company, through its wholly owned subsidiaries, seeks to generate revenue through its investment in FX Direct Dealer and the PromotionStat e-commerce advertising screening platform software. To date, limited revenues ($919,000 in fiscal 2008 compared to $1,306,012 in fiscal 2007) have been generated from the Company's continuous software development and maintenance of FX Direct Dealer platform and no revenues have resulted from the PromotionStat e-commerce software platform during fiscal 2008. Neither the Company nor its predecessor has been involved in a bankruptcy, receivership or similar proceeding.

(B) BUSINESS OF REGISTRANT GENERAL

The Company's business centers around the development and/or acquisition of new technologies that in management's opinion provide a novel or significantly improved methodology to solve existing problems, meet current demands among business and which have the potential for commercialization. Initially, management has elected to concentrate on technologies within the developing e-commerce marketplace.

I. THE FX3000 SYSTEM

The Company's first venture after its formation was development of the patent pending, Internet-based FX3000 software platform, a Java-based online foreign exchange dealing system. This system created an on-line foreign currency exchange ("Forex") trading service that offers a complete and technologically superior software platform that allows the retail-level foreign exchange traders access to 24-hour, commission-free foreign exchange dealing, using inter-bank liquidity and efficiencies. As mentioned above, in 2002 the Company reached an agreement with Tradition N.A., a subsidiary of Compagnie Financiere Tradition, a major international financial institution, to implement FX3000 on a commercial scale through a joint venture with the Company.

Under the joint venture agreement, the Company assigned all of the FX3000 technology to the new joint venture company with Tradition NA, which assumed all administrative, funding and marketing responsibilities of commercializing the FX3000 system. Management believes that as the joint venture continues to develop its commercial operations this will be the leading source of revenues for the Company over the foreseeable future. As such, in order to provide a better understanding of the potential of this new technology, following is a brief discussion of the Forex markets and how the FX3000 system operates.

With the advent of Internet communications and related Web technologies, the Company perceived a growing demand for faster, cheaper and more efficient foreign currency exchange trade executions. The present Forex market is estimated to be at $2.5 Trillion in currencies traded every day. Most Forex trading is done at the wholesale level amongst brokers and major banks via private or vendor-supplied computer networks. The availability of Internet technologies is increasing the availability of lower-cost trading opportunities at the retail level for money managers, sophisticated high net worth traders, international corporations and small and medium size institutions. Individual investors are also being drawn to on-line Forex trading in escalating numbers, further increasing the pool of prospective trading participants.

The Company's FX3000 technology was designed to serve as a gateway to those inside Inter-bank markets. This technology ensures that all trades are executed as soon as they are received at openly posted executable prices that closely match those of the foreign exchange Inter-bank market as they are received and, in turn, executing them in the Inter-bank markets. This allows individual traders and investors to receive the benefits of the massive liquidity and tight quote spreads available in the Inter-bank markets, and allows those markets, in turn to service this retail sector without having to manage individual retail accounts.

The Company initially developed its on-line trading environment to include real-time dealing quotes, charting, technical analysis tools and news, all in one comprehensive product. FX3000 fully integrates the client, dealer, back office and System Administrator functions. Platform's features include high-speed execution of client orders and the ability to monitor in real time margin availability, net exposure and profit and loss on all open positions. Following establishment of the joint venture, the Company continued upgrading the FX3000 system to enable the platform to better fulfill its market mission and meet the performance criteria established by its joint venture partner. Commercial operations of the upgraded FX3000 software platform began, on a limited basis, during calendar year 2003 and have continued to develop and evolve through 2008.

II. ADDITIONAL TECHNOLOGIES UNDER DEVELOPMENT

GENERAL

Through the acquisition of Luxury, the Company acquired several new technologies related to the e-commerce markets which management believes offer an exceptional commercial opportunity to the Company. Principal among these new technologies are "PromotionStat" and "Promot4Free". Both of these technologies have been designed to meet the most basic problems that have resulted in the loss of confidence in Internet-based advertising of products and services to consumers. Given the widespread agreement that Internet marketing is, and will continue to be, a mainstay of how consumers will purchase goods and services in the future, management believes that a critical need exists and will continue to grow for methods to improve the success and viability of Internet-based advertising.

PROMOTIONSTAT AND PROMOTE4FREE TECHNOLOGIES

BACKGROUND: THE INTERNET MARKETPLACE

In less than a decade, Internet-based electronic commerce, or e-commerce, has emerged as the fastest growing factor in the creation of new wealth and overall economic activity in the United States. Additionally, it seems clear that the e-commerce phenomenon is well on its way to redefining how the entire world does business. The trend, say analysts, is not only being driven by the arrival of new consumer users, but also will be spurred by the increasing confidence shown by the business sector in Internet-based commerce. Companies in virtually every market sector and industry must now determine how to develop innovative business strategies to remain competitive in the digital marketplace. Although it is still early, one thing does seem certain: those who make the commitment to integrate e-commerce as a mainstream element in their business practices within and between companies are the ones most likely to wind up on top.

The advertising market as a whole is characterized by the fact that it is difficult to measure, evaluate or analyze the results of a specific ads' effectiveness. For instance the effectiveness of an ad in the newspaper or magazine is related to the amount of purchases or subscriptions of that publication which is clearly a poor measurement. The effectiveness of an ad on television is typically measured by the amount of viewers during a specific airing of an ad, which is calculated by an independent company who cannot verify how effective the ad was in producing results for the advertiser. With the advent of the Internet measuring the effectiveness of ads became somewhat simpler. A visitor may click on a banner or link of an advertiser and wind up on their web site. It is sufficient to place a counter on the advertiser's web site to determine the amount of visitors to that site. It seems simple at first glance. However, when a site receives a visitor, a company has no way of knowing whether a visitor was accidentally routed there, found the site through a search engine or came because of an offer by the advertising company. The increased number of visitors to a site may be due to a variety of reasons besides advertising including the possibility that the numbers were inflated by technological means. Most importantly, if a company advertises in more than one location, it is difficult to determine which ad brought more visitors. Consequently, a company may not be in a position to determine which advertising strategy is most effective in promoting its products or services.

Because it is very difficult to measure and predict the effectiveness of a specific ad placement, a company may continue spending a great sum of money on advertising based on inaccurate data and assumptions. In essence, a company may be spending money on advertising that does not work, which creates a dilemma. How can a company figure out how to budget advertising dollars correctly and allocate money to advertising sources that will lead to profitability when there is no way to measure advertising effectiveness? Presently, there are two basic methods to address this issue on the Internet:

     1. SERVER LOG FILE ANALYSIS. This type of analysis can be conducted either online or offline via a company's Internet Service Provider or by means of software that is installed on the server. However this information does not allow for a direct tracing or analysis of which advertising or promotional source brought the product request or sale. Additionally there is no way to track and analyze purchased banner/logo impressions placed on other web sites. Basically, this method does provide a means to determine how many unique visitors resulted and what these visitors did when they visited the web site.
     2. BANNER IMPRESSIONS ANALYSIS. Such analysis typically includes the amount of impressions, list of web pages showing this impression, date of the impression, CTR of a particular banner or logo, etc. However, none of the companies offering this type of analysis follow the visitor after the click and have no means to determine which product was of most interest to a particular visitor directed to a web site from a particular advertising source. If a company had access to such information it would be able to conduct a marketing research study for a particular group of visitors. A company would also be able to determine the efficiency of a particular advertising and promotional campaign in providing real traffic and interested consumers.

Clearly, existing methodology does not meet the challenge nor provide the information necessary to structure an effective advertising campaign. It was within this environment that management turned its attention to developing a new approach aimed at assisting E-Businesses by helping them become more profitable.

The resulting technology has been carefully structured to provide meaningful information to a company and foster the biggest "bang for the buck." The result was development of the PromotionStat technology.

PROMOTIONSTAT, INC.

The PromotionStat technology is a statistical and analytical traffic-monitoring tool designed to help marketing executives monitor the effectiveness of every dollar spent on advertising and promotions as well as utilize a free promotional tool at a favorable exchange ratio. The PromotionStat system tracks visitors' pre and post click activities while identifying what visitors came from which advertisements or links. With PromotionStat's Internet Advertising Rating System, a web site will be able to identify and rate their advertising sources and find out which ads are successful. In essence PromotionStat is capable of reporting and separating visitors from different advertising vehicles and tracking their behavior once they get there. This type of analysis will allow companies to allocate their advertising budget appropriately and prevent them from spending money on ads that are costly and inefficient.

The PromotionStat system is designed to analyze the effectiveness of advertising and promotional campaigns of web sites. This system keeps track of visitors via a series of invisible data collectors placed within individual pages of the web site. An advertiser will be able to identify visitors by the various advertising companies that directed them to their site as well as keep track of both the amount of visitors and their level of interest in the advertiser's products or services. The system calculates the percentage of visitors who looked at the home page versus those who continued browsing other internal pages. In this way a company will be able to determine which advertising company is more effective and whether it is worthwhile to continue utilizing their services.

In addition to finding visitors with high "targetability", the PromotionStat technology is able to record and analyze detailed information regarding visitors. This innovative screening system allows web owners to track and identify the referring source of their visitors, calculate the amount of unique visitors on a daily basis, describe the nature and dynamics of visitor activity on a web site and much more. PromotionStat also has a built in mechanism that can detect artificially inflated traffic, which is unfortunately a common practice on the Internet as web sites are paying "per click". This will help web owners eliminate dishonest promoters that employ such tactics.

A WORKING EXAMPLE OF THE BENEFITS OF THE PROMOTIONSTAT SYSTEM

To best understand the usefulness of the PromotionStat system it may be helpful to track a hypothetical advertising campaign by a company using the Company's system. Assume that Company A paid for 10,000 banner impressions of its product banner to SomeAdvertiser.com. According to the contract with SomeAdvertiser.com., Company A's banner is supposed to be placed on a particular page with similar products and information. So Company A should expect a well-targeted audience to visit its online store. In order to determine the efficiency of its advertising dollars, the PromotionStat system can first determine whether Company A's banner was in fact shown 10,000 times as promised and whether it was shown on the requested page.

The PromotionStat System can also be used by Company A to provide:

     * Real traffic on the pages of the ad promoter and compare those numbers with the numbers promised; o Efficiency of Company A's banner based on the CTR so that Company A may make effective modifications to its advertising.

     * By utilizing a special filtering feature in the PromotionStat reporting system, Company A can input the special reference number assigned SomeAdvertiser.com and receive the actual number of unique visitors that came from their web page daily.
     * Company A can receive detailed information about these visitors including date and time of their visit, where they came from, who referred them, their IP number and the geographic region they are from.
     * Company A can receive information regarding which pages were visited, which product, department or category was of most interest and which resulted in actual sales for each day of the week broken down by referral source or tracked on an individual basis.

What is the benefit derived from all of this information provide to Company A? If visitors do not leave the web site after clicking on the first page this will confirm that Company A's impressions are well targeted and not inflated artificially. Further, Company A can use this information to study product demand for a specific product type, product category or department. This provides management with a powerful marketing research tool that will allow Company A to change product offerings to meet market demand. Finally Company A can conduct a final analysis of the efficiency of the money spent on advertising and promotions and compare the amount spent on the 10,000 impressions with the amount of demand or sales generated.

PROMOTE4FREE, INC.

PromotionStat is not limited to providing traffic monitoring tools that measure advertising effectiveness as it works in conjunction with a free promotional service called Promote4Free, that will allow e-commerce companies to decrease their advertising spending and increase market presence simultaneously. One of the most effective methods of web site promotion is to join a banner exchange network that provides a web site access to showing its banner in exchange for showing other members' banners on their web site. Most existing banner exchange networks have an exchange ratio of 2:1, which means that for every one showing of a banner the client must show the banner of another member twice. This ratio is not that effective in bringing traffic as accumulating showings, or "points," at this rate, becomes difficult.

Promote4Free is a banner exchange system that is intended to provide a higher exchange rate of 4:3, allowing for three points to accumulate in the member's account for every four showings of the banner of another. In addition to a favorable exchange ratio, Promote4Free provides broad and detailed statistical information regarding banner showings and allows members complete control of their banner campaigns and point distribution. Promote4Free has a built in fraud protection system that protects members from dishonest practices of other members. This innovative technology does not presently exist in any other banner exchange network program on the Internet.

By combining the innovative services offered by PromotionStat with the advantageous services offered by Promote4Free, management believes that the Company will become a leader in restoring confidence in Internet advertising and making advertising online profitable. Promote4Free and PromotionStat are two innovative software systems that are designed to address an existing basic need of E-Businesses of today and strive to promote web sites efficiently and effectively while reducing advertising spending and optimizing financial rewards.

III. COMPETITION

The market for new, Internet-based technologies is evolving rapidly, and will be intensely competitive reacting quickly to the accelerating pace of technological change. The Company faces competition in this market sector from a broad sector of companies in many diverse fields whose primary focus is to identify problems and to create new technological solutions for these problems. Further, the search to acquire new technology developed by other for commercialization is also an intensely competitive area. In its efforts to acquire new technology the Company will be competing with many companies in a wide range of industries, most of whom have greater financial resources than the Company and greater market recognition.

Although management believes that the Company's current technologies provides a number of competitive advantages in the markets for which they have been designed, it must be remembered that many of its competitors have longer operating histories, a larger customer base, greater brand recognition and greater financial, technical, marketing and other resources than the Company. Current and potential competitors also have established or may establish relationships among themselves or with others in order to increase the services offered within the same business sectors as the Company.

IV. RISK FACTORS

1. LIMITED OPERATING HISTORY AND RECORD OF EARNINGS. The Company has only a limited history of operations. The Company has transferred its principal technology to a joint venture formed with Tradition N.A., a major brokerage and financial company, in exchange for a 25% interest in the joint venture. The joint venture has begun to market the FX3000 software system in 2003. The Company is also developing additional software product aimed at the e-commerce market, although no assurance can be given as to when these additional technologies will result in operating revenues to the Company. For fiscal year 2008, the Company realized a net loss of $160,807 (as compared to a net loss of $618,337 for fiscal 2007). The Company has received no profit sharing revenues since its investment in the joint venture in March 2002.

As a development stage enterprise, the Company is subject to all of the risks inherent in the establishment of a new business, including the absence of a significant operating history, lack of market recognition and limited banking and financial relationships. Further, the Company's Auditor has included a "going concern" footnote in the Company's audited financial statements for fiscal 2008. See "FINANCIAL STATEMENTS - FOOTNOTE 12."

2. RELIANCE UPON MANAGEMENT. The Company is largely dependent upon the personal efforts of its current management, the loss of any of which could have a material adverse effect upon the Company's business and prospects. The Company does not have key-man life insurance upon the life of any of its officers or directors. Additionally, as the Company implements its commercial operations, it will require the services of additional skilled personnel. There can be no assurance that the Company can attract persons with the requisite skills and training to meet its future needs or, even if such persons are available, that they can be hired on terms favorable to the Company.

3. UNCERTAINTY AS TO MANAGEMENT'S ABILITY TO CONTROL COSTS AND EXPENSES. With respect to the Company's development of its technologies and the implementation of commercial operations, the Company cannot accurately project or give any assurance, with respect to management's ability to control the Company's development and operating costs and/or expenses. Consequently, if management is not able to adequately control costs and expenses, such operations may not generate any profit or may result in operating losses.

4. POSSIBLE ADVERSE EFFECT OF REGULATORY CHANGES. At present, none of the business segments where the Company plans to operate have significant government regulation that could be expected to adversely affect the commercialization of the Company's technologies. However, all of the Company's present technology is related to the Internet and it is possible that the current federal, state or local laws and regulations which apply to the Internet and which relate to services the Company plans to offer its customers, may change in the future. Although it is not possible to predict the extent of any such changes, and although management is not aware of any pending adverse changes in the regulations applicable to its planned business operations, it is possible that future or unforeseen changes may have an adverse impact upon the Company's ability to continue or expand operations as presently planned.

On December 11, 2007 the US Commodities and Futures Trading Commission (CFTC) passed the CFTC Reauthorization Act of 2007 (the "Act"). The Act, as proposed, will impose on Foreign Exchange Dealers (such as FXDD), a minimum net capital requirement of $20,000,000. Additionally, Foreign Exchange dealers will also be required to maintain sufficient capital in excess of the minimum net capital in order to "cover" firm's daily net open exposure. Furthermore, Foreign Exchange Dealers will be required to maintain several million dollars in additional capital over and above the excess required, in order to comply with new CFTC and NFA requirements. This legislation may have an adverse effect on Company's profits, as the joint venture will be unable to disburse any profits until it satisfies the above-mentioned capital requirements.

5. INTELLECTUAL PROPERTY RIGHTS. The Company's success will depend in significant part on certain methodologies it plans to utilize in connection with the commercial applications for its newly acquired technology, as well as with respect to its FX3000 trading system, and on proprietary intellectual property rights it has and may in the future develop. The Company plans to rely on a combination of nondisclosure and other contractual arrangements and trade secrets, copyright, patent and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company may licenses intellectual property. The Company also plans to enter into confidentiality agreements with its employees and consultants and limits access to, and distribution of, proprietary information. There can be no assurance that the steps planned by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

6. RELIANCE UPON WEB SITE, NETWORK INFRASTRUCTURE AND TRANSACTION-PROCESSING SYSTEMS. The satisfactory performance, reliability and availability of the Company's Internet-based technologies, transaction-processing systems and network infrastructure are critical to its operating results, as well as to its ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of or reduced performance of the Company's systems would reduce the volume of revenues and the functionality of the Company's technology. Further, any interruptions in such service could adversely impact the effectiveness of the Company's technology and its ability to perform the functions for which they have been designed. This would seriously harm the Company's business, operating results and financial conditions. Management expects that there will be a need to periodically upgrade its system architecture to accommodate increased traffic and processing needs as the Company's business continues to develop. Management expects this process to be time consuming and expensive without any assurance that such upgrades will be successful.

7. DEPENDENCE ON INCREASED USE OF THE INTERNET AND ON THE GROWTH OF ONLINE COMMERCE. The Company's future revenues depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. The market for Internet services is in an early stage of growth. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce.

8. RISK OF TECHNOLOGICAL OBSOLESCENCE. All industries based upon innovative technology, such as the Company's planned Internet-based systems, are characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new developments and technological enhancements. As a result, the Company's ability to remain competitive will depend in significant part upon its ability to continually upgrade its systems and service to keep up with such technological advances and changes in a timely and cost-effective manner in response to both evolving demands of the marketplace, requirements of applicable laws and regulations and product/service offerings by its competitors. In addition, over the longer term, the Company's ability to remain competitive will depend in significant part upon its ability to develop and introduce, in a timely and cost-effective manner, enhancements to its basic systems and products, which incorporate new technological advances that provide an advantage over its competition. If the Company faces material delays in introducing new services, products and enhancements, customers may forego the use of the Company's system and services and use those of competitors.

9. NO DIVIDENDS AND NONE ANTICIPATED. The Company has not paid any dividends nor, by reason of its contemplated financial requirements, does it anticipate paying any dividends upon its Common Shares in the foreseeable future. Further, the Company has existing commitments to pay dividends on its Preferred Shares which are ongoing and currently in default.

10. ADDITIONAL FINANCING. The Company will require significant additional capital to complete development of its recently acquired technology, commercialization of this technology and for general working capital purposes. To date, such financing has been provided either by loans from the Company's principal shareholders or through the sale of the Company's securities, or a combination of both. There can be no assurance that such sources of capital will prove sufficient in the future. There can be no assurance that any additional sources of financing will be available in the future or, if available, that it can be obtained on terms favorable to the Company. Although the existing cash resources are currently expected to provide sufficient funds through the upcoming year, the continuation of the Company as a going concern for a period of longer than the upcoming year is dependent upon the ability of the Company to obtain the necessary financing to continue operations.

11. LIMITED PUBLIC MARKET FOR SECURITIES. The Registrant's securities are listed at OTC.BB of NASDAQ under trading symbols "AVGG" but there is very limited trading and limited liquidity of these securities at the date of this Report. Although management expects that a more liquid market will develop for its Common Shares in the future, no assurance can be given that the trading market that develops will be sustained or that shareholders will be able to sell their shares.

12. RISKS OF LOW-PRICED STOCKS; POSSIBLE EFFECT OF "PENNY STOCK" RULES ON LIQUIDITY FOR THE COMPANY'S SECURITIES. It is likely that if the Company's stock is eligible to be traded in the future it will be defined as a "penny stock" under Rule 3a51-1 adopted by the Securities and Exchange Commission under the

Securities Exchange Act of 1934. In general, a "penny stock" includes securities of companies which are not listed on the principal stock exchanges or the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or National Market System ("NASDAQ NMS") and have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2,000,000 ($5,000,000 if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6,000,000 in the last three years. "Penny stocks" are subject to rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's stock, and therefore, may adversely affect the ability of the Company's stockholders to sell stock in the public market.

13. FORWARD-LOOKING STATEMENTS. This document contains forward-looking statements. Readers are cautioned that all forward-looking statements involve risk and uncertainty. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. (See "Forward Looking Statements", PART I above).

(C) REPORTS TO SECURITY HOLDERS

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that SEC internet site is http://www.sec.gov.

ITEM 2. DESCRIPTION OF PROPERTY

The Company's office is located at 921 Bergen Avenue, Suite 405, Jersey City, NJ 07306; formerly at 32 Broadway, 3rd Floor, New York, NY10004, and its telephone number is 201-680-7142. The Company occupies these premises that consist of shared office suites, pursuant to a year to year lease which includes an administrative assistant and communication services. The Company currently pays rent of approximately $1,000 per month pursuant to said lease. See Financial Statements, Footnote 13, for more detailed information concerning the Company's obligations under this lease. The premises and contents are fully insured.

At this time, the Company has no policy in terms of investment in real estate nor does it have any investment in real estate. The Company has no immediate plans to invest in real estate mortgages.

ITEM 3. LEGAL PROCEEDINGS

A suit in a court of the State of New York by a former consultant to the Company alleging that he was entitled to receive certain shares of the Company's common stock and for other damages was dismissed by the Court in November 2007.

Apart from the foregoing action, the Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it or any officer or director, in his capacity as such, has been threatened by any person or entity.

                                    PART II

ITEM 4. MARKET FOR REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The Registrant's securities are listed on OTC.BB of NASDAQ under "AVGG". There is very limited trading and limited liquidity of these securities at the date of this Report. No assurance can be given that the trading market that develops will be sustained or that shareholders will be able to sell their shares.

(b) There are approximately 275 holders of the common equity of the Company.

(c) There have been no cash dividends declared to date and there are no plans to do so. There are no restrictions that limit the ability to pay dividends on common equity other than the dependency on the Company's revenues, earnings and financial condition.

ITEM 5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

BACKGROUND

Advanced Technologies Group, Ltd. (the Company) was incorporated in the State of Nevada in February 2000. In 2000 the Company had begun to generate revenues from the leasing of the FX3000 software system to independent IB's worldwide. In March 2002, the Company transferred its FX3000 system to FX Direct Dealer, LLC, a joint venture company that will market the FX3000 software. At that time the Company terminated all existing leases for the FX3000 system. The Company received a 25% interest in the joint venture company in return for the transfer. The remaining 75% of the joint venture company is owned by Tradition, N.A., a subsidiary of Compagnie Financiere Tradition, a major Swiss-based financial company. On December 29, 2006 Tradition NA sold 80% of its 75% membership interest in joint venture to the Chairman of the Board of Directors of Tradition NA, who is now the primary beneficiary. Tradition NA retains 15% membership interest.

The Company also is the developer of the PromotionStat and Promote4Free software platforms, which assists on-line advertisers in monitoring their marketing effectiveness and which is planned to be marketed through the Company's subsidiaries. The Company believes that these technologies, when properly developed, will have the potential for generating significant revenues and profits for the Company.

GENERAL STATEMENT: FACTORS THAT MAY AFFECT FUTURE RESULTS.

With the exception of historical information, the matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward looking statements under the 1995 Private Securities Litigation Reform Act that involve various risks and uncertainties. Typically, these statements are indicated by words such as "anticipates", "expects", "believes", "plans", "could", and similar words and phrases. Factors that could cause the company's actual results to differ materially from management's projections, forecasts, estimates and expectations include but are not limited to the following:

     *    Inability of the company to secure additional financing
     *    Unexpected economic changes in the United States
     * The imposition of new restrictions or regulations by government agencies that affect the Company's business activities.

To the extent possible, the following discussion will highlight the activities of the Company's business activities for the fiscal years ended January 31, 2008 and January 31, 2007.

I. RESULTS OF OPERATIONS

COMPARISON OF OPERATING RESULTS.

CONSOLIDATED SALES, GROSS PROFIT, AND NET INCOME:

Total gross revenues for the fiscal year 2008 were $919,000 (compared to $1,306,012 for fiscal 2007), which consisted of $ 919,000 in revenues realized from the FX3000 joint venture (compared to $1,306,012 for fiscal 2007) and $-0-from the on-line use of the PromotionStat software (same for fiscal 2006). After costs of revenues of $591,000 (compared to $793,758 for fiscal 2007) the Company realized net revenues of $328,000 for fiscal 2008, compared to $512,254 for fiscal 2007. The decrease in net revenues was due primarily to the decrease in revenues from the FX3000 joint venture. With its primary efforts now shifting from FX3000 joint venture, management will now focus on raising adequate funds to promote and commercialize PromotionStat and Promot4Free technology.

 It is important to note that during fiscal 2007 the Company's efforts with respect to PromotionStat resulted in very limited initial revenues with respect to this technology. During fiscal 2008 management elected to freeze the development of that software.

Management's cut its administrative costs, which began during fiscal 2004, continued during 2008 with total general and administrative expense for fiscal 2008 declining to $729,151 compared to $1,204,362 for last year, a decrease of $484,211 or slightly less than 29%. The main areas of decreased costs were (i) consulting costs which decreased to $5,594 (compared to 209,020 in fiscal 2007)
(ii) promotion and advertising costs which decreased to $37,501 (compared to $108,398 in fiscal 2007); (iii) salaries and benefits which decreased to $252,331 (compared to $319,076 in fiscal 2007), (iv) general administration which decreased to $405,646 (compared to $543,274 in fiscal 2007) and depreciation expenses which decreased to $19,079 (compared to $24,594 in fiscal
2007). As a result of the loss of software servicing arrangement for the FX3000 software platform, the management's principal focus during the fiscal 2008 was on establishing of a joint venture with the purpose of further developing and marketing of the PromotionStat software platform.

After deducting general and administrative costs, the Company experienced a loss from operations of $392,151 for the fiscal 2008, compared to a loss of $692,108 for last year. This represents a decrease in the Company's loss of $299,957 or approximately 48.00% over that experienced in fiscal 2007. Management attributes this to the loss of software servicing arrangements with Tradition for the FX3000 software program.

Net loss for fiscal 2008 was $160,807, or $0.01 per share, compared to a loss of $618,337, or $.04 per share for last year. In calculating the loss per share, the Company had to take into account the dividends due the preferred shareholders at January 31, 2008 and January 31, 2007. At January 31, 2008 and January 31, 2007, the preferred dividends were in arrears for $-0- for both years.

II. DISCUSSION OF FINANCIAL CONDITION: LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2008 cash on hand was $262,081 as compared with $442,575 at January 31, 2007. During fiscal 2007, the Company issued 101,588 shares of preferred stock and received net proceeds of $287,835. In fiscal years 2007 and 2006, the Company issued 1,271,850 and 1,196,427, respectively, to preferred shareholders in conjunction with the issuances of the preferred stock. In 2007, the Company also issued 1,683,252 "loyalty" warrants to the preferred stock shareholders.

The Company does not expect any material capital expenditures in fiscal year 2008. Although the existing cash resources are currently expected to provide sufficient funds through the upcoming year, the continuation of the Company as a going concern for a period of longer than the upcoming year is dependent upon the ability of the Company to obtain the necessary financing to continue operations.

At January 31, 2008, the Company had working capital of $ 40,907 compared to working capital of $145,051 at January 31, 2007. Working capital decreased mainly as a result of (i) termination of service arrangement between the Company and FXDirectDealer where the Company provided programming service upgrades to the joint venture on the FX3000 including 24 hour help desk services, (ii) reduced cash on hand due to normal fluctuations in the use of cash by the Company, and (iii) discontinued subscriptions to Company's Preferred Stock and substantial increase in legal fees.

Total assets at January 31, 2008 were $120,160 as compared to $367,017 at January 31, 2007. The principal cause of this decrease in total assets at January 31, 2008 was the decrease in cash on hand and prepaid expenses at January 31, 2008.

The Company's total stockholders' equity decreased to $89,180 at January 31, 2008 from $249,987 at January 31, 2007. Stockholders' equity decreased principally because of the loss from operations experienced by the Company.

The Company issued a stock dividend of 211,431 shares of common stock to the holders of the preferred stock.

During fiscal 2006, 2007 and 2008, FXDirectDealer LLC, the Company's joint venture with Tradition NA began to recognize a net profit from operations. However, due to the loans that Tradition had made to the joint venture during the initial years when it was developing its business operations, all of the net profits generated to date have been applied to the partial repayment of these loans. This fiscal year the balance of the loan was deferred for 3 years and the loan will become due and payable in 2010. In light of recent CFTC regulation (mentioned above) FXDD would be unable to disburse any profits from

FXDirectDealer joint venture until minimum capital requirements of the joint venture are satisfied. Thereafter, management expects that the Company will begin to receive profit distributions on a quarterly basis as provided for in the joint venture agreement. However, the Company expects FXDirect Dealer's management to distribute the amount of profits necessary, in order to cover Company's Federal Tax liabilities as provided by the Joint Venture Agreement.

ITEM 6. MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. internal control over financial reporting is defined in Rules 13-a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

     * pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
     * provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
     * provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2008. In making this assessment, management used the criteria established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management believes that, as of January 31, 2008, the Company's internal control over financial reporting is effective and in accordance with Item 308 of Regulation S-B.

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 7. FINANCIAL STATEMENTS

The Financial Statements of the Company are filed as a part of this Annual Report. Included are the audited statements of Advanced Technologies Group, Ltd. for the years ending January 31, 2008 and 2007 are submitted herewith on Pages F-1 to F-12.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL MATTERS

There have been no disagreements with the registrants former or present Accountants on accounting and financial matters.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The Company has three officers and three directors.

The following table sets forth as of the date hereof, with respect to each of the Company's directors and officers their position and their ages:

   Name              Age                          Position
   ----              ---                          --------

Alex Stelmak         59    Chief Executive Officer, Chairman of the Board
                           of Directors & CFO

Stan Mashov          39    Vice President, Chief Technology Officer & Director

Dr. Abel Raskas      67    President, Senior Marketing Director and Director
                           of the Company; CEO and Director of Luxury Lounge and its Subsidiaries

The directors will serve until the next annual meeting of stockholders and until their successors are qualified and elected. The officers are also newly appointed and serve at the will of the Board of Directors. There are no existing committees of the Board of Directors. There are no family relationships among the officers and directors of the Company. There are at present no committees of the Board of Directors.

There are no agreements that a director will resign at the request of another person and the above named Directors are not acting on behalf of nor will act on behalf of another person.

The following is a brief summary of the Directors and Officers including their business experiences for the past five years.

ALEX J. STELMAK, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Stelmak founded and has been President and Chief Executive Officer of the Company since its formation in 1997. He has over twenty years of experience in operation and management, building highly successful financial services firms.

Mr. Stelmak has served as President of Commonwealth Capital Group, Ltd., a financial advisory and investment-banking firm that has been engaged as a consultant to the Company. From 1996 to 1998, he served as the President of Oxford Holdings - a Registered Commodities Broker/Dealer principally engaged in providing managed currency-trading programs for Institutional and private clients. Prior to 1996 Mr. Stelmak also served as a stockbroker with BDS Securities, Greenway Capital and US Securities, Inc. He holds a Series 7 and 63 licenses from the National Association of Securities Dealers. Mr. Stelmak holds a BS degree in Business Administration with a major in accounting. He also holds the U.S. Equivalent of Master Degree in Economics.

STAN MASHOV, VICE PRESIDENT AND CHIEF TECHNOLOGY OFFICER

Mr. Mashov founded and has been Vice President and head of information technology of the Company since its formation in 1997. He has also served in the same capacity for Oxford since its formation in September 1997. Mr. Mashov has been mainly responsible for the design, development and implementation of the FX3000 on-line currency trading software platform. He is also responsible for FX3000's human and technical resources dedicated to software, technology and infrastructure development, implementation and business support. During his tenure with the Company Mr. Mashov assembled a superior team of programmers who, under his supervision designed, developed and implemented FX3000's assignment for a new software system to meet trading, risk management and back office business requirements. He was also instrumental in implementing FX3000's web site, manual and educational material. Prior to joining the Company, Mr. Mashov served as Chief Analyst and Currency Trader for Oxford Holdings, a company principally engaged in providing managed currency trading programs for individual investors. Mr. Mashov received his Degree in Accounting from Berkeley College.

DR. ABEL RASKAS, PRESIDENT/SENIOR MARKETING DIRECTOR

Dr. Raskas has served as a director of the Company since 1998. He is also Founder and President of Luxury Lounge, Inc. - an Internet wholesaler and retailer of luxury and premium quality goods and services recently acquired by the Company. Prior to establishing Luxury Lounge, Inc. Dr Raskas served as Vice President of Trimol Group, Ltd., a Publicly Held company engaged in the business of producing specialized documents through patented software. As a Principal of Trimol Group, Ltd, Dr. Raskas was instrumental in bringing the Company to the Public Market. Prior to joining Trimol, from 1991 to 1998, he was a Principal and Vice President of Ocean Bridge International, Ltd., a company principally engaged in commercial finance and International trade with Eastern European countries. From 1980 to 1986 Dr. Raskas was the Founder and Principal of ABDATA Independence, Inc., a computer service bureau that was acquired in 1986 by Sandata Corp. Following the sale of ABDATA, Dr. Raskas remained a director of Marketing for Sandata Corp. until 1991. During this same period Dr. Raskas managed a data processing school and was one of the founders of CAIS Systems, a computer advertising information system. From 1966 through 1979 Dr. Raskas was an independent consultant in the design and implementation of management information systems ("MIS") to different industries. Dr. Raskas holds the equivalent of a Doctorate Degree in business management and computer science from St. Petersburg University (received in 1973). He has authored 20 articles and one book all in the field of business management and computer science.

BOARD OF ADVISORS

The Company has assembled a Board of Advisors to advise the Board with respect to specific matters affecting the Company and its business operations. Depending upon the nature of the advice requested by the Board, they may receive compensation in specific circumstances as determined by the Board of Directors. Their recommendations are purely advisory and the Board is not obligated to follow any recommendations made. Following are profiles for each member of the Board of Advisors:

DR. ALFRED D. MORGAN, PH.D. SPECIAL FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS

Dr. Alfred D. Morgan joined the Company in November 2000. Mr. Morgan brings to the Company more than 25 years of versatile and diverse financial experience with major Public and Private Corporations. He worked for 4 years with Lehman Bros. as a Securities Analyst, Portfolio Manager and General Corporate Financing Executive. After that Mr. Morgan accepted a position of Director of Development with Fairbanks Whitney Corp (NYSE). Subsequently, he joined a NYSE firm Federman, Stonehill as a Partner directly responsible for major IPO`s (Subaru of America, Cablevision Systems). At the same time (1980-1983) Mr. Morgan was a Special Professor of Finance with Hofstra University School of Business. By 1984 he devoted his full time to teaching as Professor of Finance at Southern Connecticut State University, where he introduced courses in Entrepreneurship and Security Analysis. At the same time he was involved with managing of Peachtree Venture Capital Fund and was directly responsible for aiding a number of growth companies to penetrate Public Markets by Reverse Merger (Transmedia Network, Resources America, MSH Entertainment). During his distinguished career in the financial community, Mr. Morgan also held a number of Directorship positions with major Public and Private Corporations: Magic Marker Pens Co., Transmedia, Resources America Oil Co., Columbia Financial Exchange, MSH Entertainment, etc. Mr. Morgan also enjoys a long lasting working relationship with a number of financial publications where he frequently publishes his articles including Wharton Journal of Venture Capital, Oxford Journal of Statistics, Bankers Magazine, US Investor, Nation. Dr: Morgan holds Ph.D. in Economics from Harvard, Teaching Fellowship, Research Scholarship Oxford University for Ph.D. Thesis, M.A. Scholarship from University of Wisconsin, Assistant in Statistics, M.A. Thesis. Non-Degree courses with New York University in Accounting, Arbitrage, Investment Banking. Honors and
Recognition's: Appointed by U.S Secretary of Commerce to Connecticut State District Council; Held a Seat on New York Commodities Exchange; Nominated as Teacher of the Year by Finance Club, Southern Connecticut State Univ. and Univ. of Georgia; Rhodes Scholar Nominee, Phi Beta Kappa.

ALEXANDER GORLOV, PH.D. CHIEF TECHNOLOGY ADVISOR TO THE BOARD OF DIRECTORS

Professor Alexander M. Gorlov of Northeastern University in Boston is the 2001 recipient of the prestigious ASME Thomas Edison Patent Award for his patented invention of the Gorlov Helical Turbine. The Edison Patent Award was established in 1997 in order to recognize the creativity of a patented device or process that has the potential to significantly enhance some aspects of mechanical engineering. Professor Gorlov is a Professor Emeritus at Northeastern. During his rich professional career, Professor Gorlov has established himself as a major powerhouse in High Technology field. He holds 21 International and US patents in such fields as Renewable Energy, Structural Analysis & Design, Theoretical Mechanics as well as the design of Bridges and Tunnels. In particular, his recent invention "Terrorist Truck-Bomb Protection System" is certified by 4 US patents and is placed on the US Department of State list of certified equipment. That allows the system to be used for protection of vital

Government installations such as Nuclear Power Plants, Military Bases around the World, Embassies, Bridges and Tunnels as well as other potential strategic targets from terrorist attacks. Professor Gorlov is a recipient of research grants from the US Dept. Of Energy, Allied Signal Co., New England Power Co. He is a leading designer of a number of major worldwide construction projects such as subway systems, hydroelectric power plants, tunnels, bridges etc. Professor Gorlov is an author of over 90 periodical technical papers and 3 books.

CARL P. RANNO, SPECIAL LEGAL ADVISOR TO THE BOARD OF DIRECTORS

Mr. Ranno currently serves as Chairman and CEO of Spectrum Advisors, LLC, a company engaged in the business of mergers and acquisitions as well as advisory functions to its clients. Mr. Ranno is member of numerous boards of directors of both publicly held and private companies. Apart from his other duties and business affiliations, Mr. Ranno has been a practicing attorney since 1968 and currently serves as general counsel to numerous publicly held companies advising these companies in the areas of general corporate law and, specifically, in the areas of U.S. securities laws. From 1992 to 1997 Mr. Ranno served as President and CEO of Pollution Controls International Corp., a publicly traded company engaged in the manufacture and marketing of automotive after-market products on a global basis. From 1990 to 1992 Mr. Ranno also operated as an independent Investment Banker associated with Corporate Capital Group and, ultimately, Ladenburg Thalman in New York. His activities during this period principally involved the acquisition of companies that supply automotive manufacturers. Mr. Ranno hold a Bachelor of Science degree in Economics and Chemistry from Xavier University and a Juris Doctor degree from the University of Michigan School of Law.

DR. MARK G. KARPOVSKY, PH.D. SPECIAL ADVISOR TO THE BOARD OF DIRECTORS

Dr. Karpovsky has been a full Professor of Electrical and Computer Engineering of the Boston University, and Director of the Reliable Computing Laboratory since 1983. He conducts research in the areas of new techniques for design of reliable multiprocessors, networks of workstations and local area networks, routing in computer and communications networks, testing, and diagnosis of computer networks combining on-line and off-line techniques for error detection and/or location, and fault-tolerant message routing for computer networks. Dr. Karpovsky teaches graduate courses on interconnection networks, computer hardware testing, fault-tolerant computing, and error-correcting codes. Dr. Karpovsky received the B.S., M.S. and Ph.D. degrees in 1961, 1963 and 1967, respectively. He has been Visiting Professor at the University of Dortmund and Ecole National Superieure des Telecommunication, Paris. Dr. Karpovsky has been a consultant for IBM, Digital Corp., Honeywell, and AT&T, and is currently Director of the Reliable Computing Laboratory. He has published more than 140 papers and several books in the areas of logic design, testing and diagnosis, fault-tolerant computing and error-correcting codes.

DR. JOSEPH MEDVED, PH.D. SPECIAL ADVISOR TO THE BOARD OF DIRECTORS

Dr. Medved has over 30 years in Data Processing experience, the last 20 years of which have been in development of database online applications. Dr. Medved positions included Project Manager, Business Analyst, System Architect and Database Administrator for major database online projects. For the past 10 years Dr. Medved has served as business Analyst-Database Administrator for the City University of New York, with primary duties in Internet application development. Dr. Medved is currently serving as full Professor of the Computer Science Dept. of the City University of New York. Dr. Medved served as System Architect for New York Life Insurance Company, where he was personally responsible for the entire computer system design and implementation. Dr. Medved holds a Masters Degree in Computer Science and Economics and a Ph.D. in Computer Science.

THEODORE JAY, PATENT COUNSEL TO THE BOARD OF DIRECTORS

Mr. Jay has been an attorney his entire career, having been admitted to practice before the bar in New York, New Jersey and Connecticut as well as being admitted to practice as a patent attorney in the United States Patent and Trademark Office. In 1946 he became a member of the patent department for GTE and was promoted successively from the position of Patent Attorney for the Research Laboratories to a Counsel for Telephone and Electronic Systems. During his tenure with GTE Mr. Jay led negotiations in concluding world-wide patent cross licenses with General Electric, AT&T and other major corporations as well as directing various types of patent and trademark litigation. During his employment with GTE Mr. Jay prepared and filed over 300 patent applications in various electronic, mechanical and chemical fields. In 1987 Mr. Jay accepted early retirement from GTE and established his present independent practice providing patent, copyright and Science Degree in General Engineering from the Massachusetts Institute of Technology and his Doctorate of Law Degree from New York University School of Law. Mr. Jay was directly responsible for the successful completion of Patent Pending Application for FX3000 Proprietary Internet Currency Trading System.

SHOLIM GINSBURG, STRATEGIC TECHNOLOGY ADVISOR TO THE BOARD OF DIRECTORS

Mr. Ginsburg has over 26 years experience in management and programming in various fields of data processing and data communications in the banking, brokerage and engineering industries. Presently, Mr. Ginsburg serves as Vice President of Citicorp's Global Technology Organization where he manages the communications software area. Mr. Ginsburg has worked for Citicorp for over 15 years, having been involved with Citicorp's Y2K initiative and having overseen Citicorp's implementation of some of the first Web enabling technologies and TCP/IP on mainframe computers and router based communications networks in the banking industry. Also while at Citicorp, Mr. Ginsburg was in charge of communications hardware and software strategic planning with responsibilities for the network design, organization and integration to enhance network capabilities. Prior to joining Citicorp in 1985, Mr. Ginsburg held a senior technical position at Prudential Securities and Gibbs & Hills, Inc. Mr. Ginsburg holds both a Bachelors and Masters Degrees in Mathematics.

KEN R. LEW, SPECIAL ADVISOR TO THE BOARD OF DIRECTORS.

Mr. Lew is a consultant in the merger/acquisition business. Mr. Lew has been an Officer/Director of a public company since January 2000. He holds an M.B.A. in Business Finance, a B.Sc. in Cell Biology, and a B.A. in Chemistry from the University of Washington and Seattle City University. Mr. Lew has produced and edited two financial books and he has written numerous technical publications. His education, technical background and experience in business finance provide a valued source of technical and financial guidance.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The Officers, Directors and those beneficially owning more than 10% of small business Company's class of equity securities registered under Section 12 of the Exchange Act, shall file reports of ownership and any change in ownership with the Securities and Exchange Commission. Copies of these reports are to be filed with the Company.

ITEM 10. EXECUTIVE COMPENSATION

The executive officers of the issuer received salaries, benefits and other compensation during fiscal 2007 of $108,626.43 in the aggregate.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the Common Stock ownership of each person and /or group known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually, and all officers and directors as a group. Each person has sole voting and investment with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

                                         Number of                   Percent
            Name                       Shares Owned (1)               Owned
            ----                       ----------------               -----

      Alex Stelmak                       4,389,476                    24.31%
      921 Bergen Avenue, Suite 405,
      Jersey City, NJ 07306

      Stan Mashov                          827,778                     4.58%
      921 Bergen Avenue, Suite 405,
      Jersey City, NJ 07306

      Dr. Abel Raskas                    4,389,476                    24.31%
      921 Bergen Avenue, Suite 405,
      Jersey City, NJ 07306

      Officers & Directors
       as a Group (3 Persons)            9,606,730                     53.2%

----------
(1) Based upon 18,268,104 issued and outstanding.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal year 2008 the Company has been leasing shared office space in New Jersey for $1,000 per month on a year to year lease. In the lease the services of an administrative assistant and communication services are included.

During fiscal years 2008 and 2007, the Company paid a consulting firm that is owned by the chief executive officer, $29,488 and $ 106,002 respectively, for marketing, investor relations, business planning, financial services, and public relations consulting services.

There are no parents of this small business Company. There are and have been no transactions with promoters.

There were no material underwriting discounts and commissions upon the sale of securities by the Company where any of the specified persons was or is to be a principal underwriter or is a controlling person or member of a firm that was or is to be a principal underwriter.

ITEMS 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

    Exhibit No.                    Description
    -----------                    -----------

      31.1 Certification under Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer

      31.2 Certification under Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer

      32 Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer and Chief Financial Officer

(b) Reports on Form 8-K

None

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ADVANCED TECHNOLOGIES GROUP, LTD.


Dated: September 4, 2008                By: /s/ Alex Stelmak
                                            ------------------------------------
                                            Alex Stelmak
                                            Chief Executive Officer and Director


Dated: September 4, 2008                By: /s/ Abel Raskas
                                            ------------------------------------
                                            Abel Raskas
                                            President and Director


Dated: September 4, 2008                By: /s/ Alex Stelmak
                                            ------------------------------------
                                            Alex Stelmak
                                            Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment to the Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Dated: September 4, 2008                By: /s/ Alex Stelmak
                                            ------------------------------------
                                            Alex Stelmak
                                            Director


Dated: September 4, 2008                By: /s/ Abel Raskas
                                            ------------------------------------
                                            Abel Raskas
                                            Director


Dated: September 4, 2008                By: /s/ Stan Mashov
                                            ------------------------------------
                                            Stan Mashov
                                            Director

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
  Phone: (732) 229-7723


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Advanced Technologies Group, Ltd.

We have completed the audits of the consolidated financial statements of Advanced Technologies Group, Ltd. (the "Company") and its internal control over financial reporting as of January 31, 2008 and January 31, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Advanced Technologies Group, Ltd. (the "Company") at January 31, 2008 and January 31, 2007, and the results of its operations, cash flows, and changes in shareholders' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the software maintenance contract with Tradition NA, the Company's sole source of revenue for the last several years, was cancelled by Tradition in December 2007. Management's plan in regard to this matter is also discussed in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Donahue Associates LLC.
-----------------------------------
Donahue Associates LLC.

April 21, 2008
Monmouth Beach, New Jersey

                        Advanced Technologies Group, Ltd.
                           Consolidated Balance Sheets
                   As of January 31, 2008 and January 31, 2007

                                                                                    2008                   2007
                                                                                ------------           ------------
ASSETS

Current assets:
  Cash & short term deposits                                                    $     67,287           $    262,081
                                                                                ------------           ------------
      Total current assets                                                            67,287                262,081

Other assets:
  Fixed assets - net                                                                       0                 51,457
  Security deposit                                                                    45,000                 45,000
  Trademark - net                                                                      7,873                  8,479
                                                                                ------------           ------------

      Total assets                                                              $    120,160           $    367,017
                                                                                ============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable & accrued expenses                                           $     26,380           $    117,030
                                                                                ------------           ------------
      Total current liabilities                                                       26,380                117,030

Shareholder advance                                                                    4,600                      0

Shareholders' equity:
  Series A preferred stock, one share convertible to one share of common;
   13% cumulative non-participating, authorized 1,000,000 shares at stated
   value of $3 per share, issued and outstanding 762,081 shares                    1,712,601              1,712,601
  Series B preferred stock, one share convertible to one share of common;
   6% cumulative non-participating, authorized 7,000,000 shares at stated
   value of $3 per share, issued and outstanding 1,609,955 shares                  4,384,754              4,384,754
  Common stock - $.0001 par value, authorized 100,000,000 shares, issued and outstanding, 18,268,104 at January 31, 2008 and 18,056,673 at
   January 31, 2007                                                                    1,827                  1,806
  Additional paid in capital                                                      32,664,364             32,639,013
  Accumulated deficit                                                            (38,674,366)           (38,488,187)
                                                                                ------------           ------------
      Total shareholders' equity                                                      89,180                249,987
                                                                                ------------           ------------

      Total Liabilities & Shareholders' Equity                                  $    120,160           $    367,017
                                                                                ============           ============

                   See the notes to the financial statements.

                        Advanced Technologies Group, Ltd.
                      Consolidated Statements of Operations
            For the Years Ended January 31, 2008 and January 31, 2007


                                                    2008               2007
                                                 -----------        -----------
Revenues:
  Revenues from software maintenance             $   919,000        $ 1,306,012
  Software maintenance costs                        (591,000)          (793,758)
                                                 -----------        -----------
      Net revenues                                   328,000            512,254

General and administrative expenses:
  Salaries and benefits                              252,331            319,076
  Promotion & investor relations                      37,501            108,398
  Consulting                                           5,594            209,020
  General administration                             405,646            543,274
  Depreciation                                        19,079             24,594
                                                 -----------        -----------
      Total general & administrative expenses        720,151          1,204,362
                                                 -----------        -----------

Net loss from operations                            (392,151)          (692,108)

Other revenues and expenses:
  Interest income                                      1,734              8,401
  Software consulting                                100,000                  0
  Sub-lease income                                   129,610             65,370
                                                 -----------        -----------

Net loss before provision for income taxes          (160,807)          (618,337)

Provision for income taxes                                 0                  0
                                                 -----------        -----------

Net loss                                         $  (160,807)       $  (618,337)
                                                 ===========        ===========
Loss per common share:
  Basic & fully diluted                          $     (0.01)       $     (0.04)

Weighted average of common shares:
  Basic & fully diluted                           18,085,135         17,646,822


                   See the notes to the financial statements.

                        Advanced Technologies Group, Ltd.
                      Consolidated Statements of Cash Flows
            For the Years Ended January 31, 2008 and January 31, 2007

                                                                 2008                2007
                                                               ---------           ---------
Operating Activities:
  Net loss                                                     $(160,807)          $(618,337)
  Adjustments to reconcile net loss items
   not requiring the use of cash:
     Amortization                                                    606                 606
     Depreciation                                                 19,079              24,594
     Impairment expense                                           32,377                   0
     Consulting expense                                                0             114,249
  Changes in other operating assets and liabilities:
     Accounts payable                                            (90,649)             22,521
                                                               ---------           ---------
Net cash used by operations                                     (199,394)           (456,367)

Investing Activities:
  Purchase of property & equipment                                     0             (11,962)
                                                               ---------           ---------
Net cash used by investing activities                                  0             (11,962)

Financing Activities:
  Issuance of preferred stock                                          0             287,835
  Advance from shareholder                                         4,600                   0
                                                               ---------           ---------
Net cash provided by financing activities                          4,600             287,835
                                                               ---------           ---------

Net decrease in cash during the year                            (194,794)           (180,494)

Cash balance at February 1st                                     262,081             442,575
                                                               ---------           ---------

Cash balance at January 31st                                   $  67,287           $ 262,081
                                                               =========           =========

Supplemental disclosures of cash flow information:
  Interest paid during the year                                $       0           $       0
  Income taxes paid during the year                            $       0           $   3,251


                   See the notes to the financial statements.

                        Advanced Technologies Group, Ltd.
            Consolidated Statement of Changes in Shareholders' Equity
                    From January 31, 2006 to January 31, 2008

                                    Common         Common     Preferred   Preferred       Paid in       Accumulated
                                    Shares       Par Value      Shares      Value         Capital         Deficit        Total
                                    ------       ---------      ------      -----         -------         -------        -----
Balance at January 31, 2006       17,263,140       $1,727     2,594,186   $6,792,926    $31,275,783    $(37,604,196)   $ 466,240

Preferred stock issued                                          101,588      275,643         12,192                      287,835

Shares issued for services           216,791           22                                   114,227                      114,249

Preferred converted to common        323,738           32      (323,738)    (971,214)       971,182                            0

Stock dividend paid                  253,004           25                                   265,629        (265,654)           0

Net loss for the fiscal year                                                                               (618,337)    (618,337)
                                  ----------       ------     ---------   ----------    -----------    ------------    ---------

Balance at January 31, 2007       18,056,673       $1,806     2,372,036   $6,097,355    $32,639,013    $(38,488,187)   $ 249,987

Stock dividend paid                  211,431           21                                    25,351         (25,372)           0

Net loss for the fiscal year                                                                               (160,807)    (160,807)
                                  ----------       ------     ---------   ----------    -----------    ------------    ---------

Balance at January 31, 2008       18,268,104       $1,827     2,372,036   $6,097,355    $32,664,364    $(38,674,366)   $  89,180
                                  ==========       ======     =========   ==========    ===========    ============    =========


                   See the notes to the financial statements.

                        Advanced Technologies Group, Ltd.
                 Notes to the Consolidated Financial Statements
            For the Years Ended January 31, 2008 and January 31, 2007


1. ORGANIZATION OF THE COMPANY AND SIGNIFICANT ACCOUNTING PRINCIPLES

Advanced Technologies Group, Ltd. (the Company) was incorporated in the State of Nevada in February 2000. The Company is the designer of the FX3000, a foreign currency trading software program. In March 2002, the Company sold the FX3000 software program, for a 25% interest in a joint venture, FX Direct Dealer LLC, a company that markets the FX3000 software. The Company does not have operational control over FX Direct Dealer LLC. Tradition NA, the 75% owner of FX Direct Dealer LLC, is the primary beneficiary.

The Company provides programming service upgrades to the joint venture on the FX3000. In addition, the Company provides the users of the FX3000 program 24 hour help desk services.

CONSOLIDATION - the accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant inter-company balances have been eliminated.

USE OF ESTIMATES - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

REVENUE RECOGNITION - The Company provides software maintenance and support services for the users of the FX3000 program. The Company receives a monthly fee from the joint venture for these services. Revenues received for the maintenance and support services are recognized by the Company when they are earned.

Under the terms of the agreement, Tradition NA is entitled to a full reimbursement of its startup costs and initial losses on the joint venture incurred prior to any revenue payments to the Company. The Company is not liable for any losses on the joint venture. The Company's interest in the joint venture is accounted for on a cost basis and adjusted for any net profits of the joint venture. Profit sharing revenues received from the joint venture are first applied to the cost of the investment and then to revenues.

The Company has received no profit sharing revenues since its investment in the joint venture in March 2002.

CASH AND INTEREST BEARING DEPOSITS - For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

FIXED ASSETS - Office and computer equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

               Furniture & lease improvements     7 years
               Office equipment                   3 years
               Computer hardware                  3 years
               Software                           3 years

Expenditures for major repairs and renewals that extend the useful life of the asset are capitalized. Minor repair expenditures are charged to expense as incurred.

LONG LIVED ASSETS - The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

INCOME TAXES - The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

RECENT ACCOUNTING PRONOUNCEMENTS:

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting to Uncertainty in Income Taxes and An Interpretation of FASB Statement No.109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for the Company's first quarter ending March 31, 2008. The adoption of FIN 48 will not have a material impact on the financial statements of the Company.

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year including financial statements for an interim period within that fiscal year. The adoption of SFAS No. 157 will not have a material impact on the financial statements of the Company.

In February 2007, the FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities"&. The statement permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No.159 is effective as of the beginning of an entity's fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 will not have a material impact on the financial statements of the Company.

In November 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings." SAB No.109 states that the expected net future cash flows related to the associated servicing of a loan should be included in the measurements of all written loan commitments that are accounted for at fair value through earnings. The provisions of SAB No.109 are applicable to written loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of SAB No. 159 will not have a material impact on the financial statements of the Company.

2. GOING CONCERN

The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principals, which assume the continuity of the Company as a going concern. Since the joint venture agreement's inception in 2002, the Company's sole source of revenues has been from the software maintenance revenues on the FX3000 software received from the joint venture. In December 2007, the Company was notified by the majority owner of the joint venture that the Company would no longer be the maintenance provider for the software. Consequently, the Company's sole source of revenue for the prior fiscal years has been lost effective December 2007.

The cessation of the software maintenance revenues associated with the FX3000, and the Company's continued failure to achieve profitability in the current and past several fiscal years, raises significant doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to this matter are as follows:

The Company still maintains a 25% equity investment in the FX3000 joint venture with Tradition NA, however, the Company has received no revenues on this interest and does not expect to receive any revenues on this interest in the foreseeable future.

Therefore, management plans to concentrate its efforts on the marketing or sale of its PromotionStat software program. The PromotionStat software allows a user to analyze the effectiveness of advertising and promotional campaigns of a web site. The software tracks visitors to a web site via a series of invisible data collectors placed within the individual pages of the web site.

Although the existing cash resources are currently expected to provide sufficient funds through the upcoming year, the continuation of the Company as a going concern for a period of longer than the upcoming year is dependent upon the ability of the Company to obtain the necessary financing to continue operations.

Management cannot ensure the eventual success of its efforts to market the PromotionStat software program.

3. NET LOSS PER SHARE

The Company applies SFAS No. 128, Earnings per Share to compute net loss per share. In accordance with SFAS No. 128, basic net loss per share has been computed based on the weighted average of common shares outstanding during the years. Diluted net loss per share gives the effect of outstanding common stock equivalents which are convertible into common stock.

Common stock equivalents outstanding at January 31, 2008 and January 31, 2007 are 6,207,726. The effects on net loss per share of the common stock equivalents are not included in the calculation of net loss per share since their inclusion would be anti-dilutive. Net loss per common share has been computed as follows:

                                                2008              2007
                                             -----------       -----------

     Net loss                                $  (160,807)      $  (618,337)

     Preferred dividends in arrears                    0                 0
                                             -----------       -----------

     Loss available to common shares         $  (160,807)      $  (618,337)
                                             ===========       ===========

     Shares outstanding                       18,268,104        18,056,673
                                             ===========       ===========

     Weighted average                         18,085,135        17,646,822
                                             ===========       ===========
     Loss per common share:
       Basic & fully diluted                 $     (0.01)      $     (0.04)
                                             ===========       ===========

4. FIXED ASSETS AND IMPAIRMENT EXPENSE

The following table is a summary of net fixed assets:

                                               2008              2007
                                             ---------         ---------

     Lease Improvements                      $       0         $  31,004
     Furniture & Fixtures                            0            30,174
     Equipment                                       0           238,382
     Accumulated depreciation                       (0)         (248,103)
                                             ---------         ---------

     Fixed assets - net                      $      (0)        $  51,457
                                             =========         =========

As a result of the loss of the software maintenance revenues discussed in Note 2, management decided to impair the balance of the net fixed assets of the Company at December 31, 2007. As a result, the Company recognized an impairment expense of $32,277 for this fiscal year.

5. WARRANTS OUTSTANDING

The following table summarizes the details of the number of warrants issued and outstanding, the weighted average exercise price of the warrants, and weighted average years remaining on the warrants.

                                                                        Wgtd Avg
                                                         Wgtd Avg       Years to
                                          Amount      Exercise Price    Maturity
                                          ------      --------------    --------

     Outstanding at January 31, 2006     2,898,158          $5            2.56
        Issued                           2,122,092
        Expired                         (1,184,560)
        Exercised                                0
                                        ----------

     Outstanding at January 31, 2007     3,835,690          $5            2.52
        Issued                                   0
        Expired                                  0
        Exercised                                0
                                        ----------

     Outstanding at January 31, 2008     3,835,690          $5            1.52
                                        ==========

6. INCOME TAXES

Provision for income taxes is comprised of the following:

                                                         2008           2007
                                                       ---------      ---------

     Net loss before provision for income taxes        $(160,807)     $(618,337)
                                                       =========      =========
     Current tax expense:
       Federal                                         $       0      $       0
       State                                                   0              0
                                                       ---------      ---------
       Total                                           $       0      $       0

     Less deferred tax benefit:
       Timing differences                               (408,564)      (661,961)
       Allowance for recoverability                      408,564        661,961
                                                       ---------      ---------
       Provision for income taxes                      $       0      $       0
                                                       =========      =========

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

     Statutory U.S. federal rate                              34%            34%
     Statutory state and local income tax                     10%            10%
     Less allowance for tax recoverability                   -44%           -44%
                                                       ---------      ---------
     Effective rate                                            0%             0%
                                                       =========      =========

Deferred income taxes are comprised of the following:

     Timing differences                                $ 408,564      $ 661,961
     Allowance for recoverability                       (408,564)      (661,961)
                                                       ---------      ---------
     Deferred tax benefit                              $       0      $       0
                                                       =========      =========

Note: The deferred tax benefits arising from the timing differences expires in fiscal years 2027 and 2028 and may not be recoverable upon the purchase of the Company under current IRS statutes.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and short term deposits, security deposit, trademark, shareholder advances, and accounts payable and accrued expenses reported in the consolidated balance sheets are estimated by management to approximate fair value at January 31, 2008 and January 31, 2007.

8.  PREFERRED STOCK

CLASS A PREFERRED STOCK: Class A preferred stock has a stated value of $3 per share and a cumulative non-participating dividend of 13%. The Class A preferred stock is convertible into common stock at a conversion ratio of one preferred share for one common share.

CLASS B PREFERRED STOCK: Class B preferred stock has a stated value of $3 per share and a cumulative non-participating dividend of 6%. The Class B preferred stock is convertible into common stock at a conversion ratio of one preferred share for one common share.

In fiscal year 2007, the Company issued 101,588 shares of preferred B and received net proceeds of $287,835.

9. ISSUANCES OF COMMON STOCK

The Company's stock (AVGG) began to freely trade in August 2006.

During fiscal year 2007, the Company issued 216,791 to consultants and programmers for services rendered.

During fiscal year 2007, the company issued a stock dividend of 253,004 shares to the preferred stockholders.

During fiscal year 2007, holders of the preferred stock converted 323,738 preferred shares into 323,738 shares of common stock.

During fiscal year 2008, the company issued a stock dividend of 211,431 shares to the preferred stockholders.

10. RELATED PARTY TRANSACTIONS

During fiscal years 2008 and 2007, the Company paid a consulting firm that is owned by the chief executive officer, $29,488 and $106,002, respectively, for marketing, investor relations, business planning, financial services, and public relations consulting services.

11. COMMITMENTS AND CONTINGENCIES

The Company is committed to a non-cancelable lease for office space in New York City, expiring in 2012. Future minimum lease payments required under this lease is as follows:

                    2008                 $131,306
                    2009                  135,245
                    2010                  139,302
                    2011                  143,481
                    2012                   24,448
               Less sub lease            (386,610)
                                         --------

               Total                     $187,171
                                         ========

The Company has deposited $45,000 as a security deposit on the office space described above. The deposit is non-interest bearing and is due at the termination of the lease.

In August 2006, the Company entered into a sub-leasing agreement with a company for the bulk of its office space in New York City. The sub-lease expires in 2012.

                                                                    EXHIBIT 31.1

                                  CERTIFICATION

I, Alex Stelmak, certify that:

1. I have reviewed this amended annual report on Form 10-KSB/A of Advanced Technologies Group, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
     c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: September 4, 2008                 /s/ Alex Stelmak
                                        ----------------------------------------
                                        Alex Stelmak
                                        Chief Executive Officer

                                                                    EXHIBIT 31.2

                                  CERTIFICATION

I, Alex Stelmak, certify that:

1. I have reviewed this amended annual report on Form 10-KSB/A of Advanced Technologies Group, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
     c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: September 4, 2008                 /s/ Alex Stelmak
                                        ----------------------------------------
                                        Alex Stelmak
                                        Chief Financial Officer

                                                                      EXHIBIT 32

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report of Advanced Technologies Group, Ltd. (the "Company") on Form 10-KSB/A for the period ended January 31, 2008 as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Alex Stelmak, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: September 4, 2008                    /s/ Alex Stelmak
                                           ------------------------------------
                                           Alex Stelmak
                                           Chief Executive Officer and
                                           Chief Financial Officer